SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of March, 2004
                                          -----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP 2003 REPORT AND ACCOUNTS PUBLICATION
                                ---------------------------------------------


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AMVESCAP PLC
IMMEDIATE RELEASE  26th MARCH 2004
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7065 3941





AMVESCAP 2003 REPORT AND ACCOUNTS PUBLICATION


A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No: +44(0) 20 7676 1000


26TH MARCH 2004


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 26 March, 2004                   By   /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary